

January 31, 2012

<u>Via E-mail</u>
Mr. Colin T. Severn
Chief Financial Officer
William Lyon Homes
4490 Von Karman Avenue
Newport Beach, California 92660

> **RE:** **William Lyon Homes**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed May 16, 2011**
> **Form 10-Q for the Period Ended June 30, 2011**
> **Filed August 12, 2011**
> **Response dated January 20, 2012**
> **File No. 1-31625**

Dear Mr. Severn:

We have reviewed your response letter dated January 20, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Compensation Discussion and Analysis, page 71</u>

<u>General</u>

1. We note your response to comment seven of our letter dated December 9, 2011, including that you will include a Grants of Plan-Based Awards Table in your future filings. However, our comment seven asked for draft disclosure based on the grants of incentive awards made in fiscal year 2010. Please provide us with such draft disclosure, or, alternatively, tell us why

you do not believe that there were any incentive plan awards granted in the last completed fiscal year. See Item 402(a)(6)(iii) of Regulation S-K.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Craig E. Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief